Exhibit 3.1

Articles of Incorporation
(PURSUANT TO NRS 78)

1.	Name of Corporation: Firefish, Inc.
2.	Resident Agent: National Registered Agents Inc of NV, 1000 William Street, Suite 204, Carson City, NV 89701
3.	Number of Shares: 100,000,000. Par value per share: $0.001. Number of shares without par value: 0.
4.	Name and Address of the Board of Directors/Trustees: Harshawardan Shetty, 4720 Center Blvd, Suite 317, New York, NY 11109
5.	Purpose:
6.	Name, Address and Signature of Incorporator: Harshawardan Shetty, 4720 Center Blvd, Suite 317, New York, NY 11109, /s/ Harshawardan Shetty
7.	Certificate of Acceptance of Appointment of Resident Agent: National Registered Agents Inc of NV by Christian Eubanks, Assistant Secretary, /s/ Christian Eubanks, 4/28/2008.